Contact

www.linkedin.com/in/donald-huffner-aa507454 (LinkedIn)

Donald Huffner

Vice President at RZC Investments
United States

Experience

RZC Investments
Vice President
August 2018 - Present (7 years 2 months)

LIVSN
Board Member
November 2023 - Present (1 year 11 months)
Bentonville, Arkansas, United States

Wahoo Fitness
Board Member
May 2023 - Present (2 years 5 months)

ALLIED CYCLE WORKS
Board Member
September 2019 - Present (6 years 1 month)

Truewerk
Board Member
September 2019 - Present (6 years 1 month)

AcreTrader
Board Observer
March 2020 - Present (5 years 7 months)

Eddyline Kayaks
Board Member
January 2022 - February 2025 (3 years 2 months)

One Thousand & One Voices (1K1V)
Associate
June 2016 - June 2018 (2 years 1 month)

Barclays Investment Bank

Analyst

June 2014 - May 2016 (2 years)

Accenture

Management Consulting Analyst

September 2013 - April 2014 (8 months)

Education

University of St. Andrews

Master of Arts (MA), Business Managment and International Relations